CUSIP No. 21839P206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cord Blood America, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

21839P206

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

150 E Palmetto Park Road, Suite 800

Boca Raton, FL 33432

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      February 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21839P206

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 381,052,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 381,052,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,052,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

____________________________

  1 Based on 1,272,066,146 shares of common stock outstanding at November 3, 2017, as reported by the Issuer on its Form 10-Q for the quarter ended September 30, 2017, filed with the United States Securities and Exchange Commission on November 13, 2017.

CUSIP No. 21839P206

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 164,073,684
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 164,073,684
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,073,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 76,226,316
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 76,226,316
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,226,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21839P206

1		NAME OF REPORTING PERSON Pinnacle Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 140,752,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 140,752,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,752,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSON Pinnacle Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 140,752,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 140,752,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,752,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21839P206

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 381,052,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 381,052,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,052,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the “Reporting Persons”) on May 18, 2015, relating to the common stock, par value $.0001 per share (the “Common Stock”), of Cord Blood America, Inc. (the “Issuer”), a Florida corporation.  The principal executive offices of the Issuer are located at 1857 Helm Drive, Las Vegas, NV 89119.  Except as specifically amended and supplemented by this Amendment No. 1, all other provision of the Schedule 13D remain in full force and effect.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

The Red Oak Long Fund, LP, a Delaware limited partnership (“Red Oak Long Fund”);

Pinnacle Opportunities Fund, LP, a Delaware limited partnership (“Pinnacle Fund”);

Red Oak Partners, LLC, a Florida limited liability company (“Red Oak Partners”);

Pinnacle Capital Partners, LLC, a Florida limited liability company (“Pinnacle Partners”); and

David Sandberg, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of the Red Oak Fund, the Red Oak Long Fund and Pinnacle Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own a portion of the shares as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of the Red Oak Fund, the Red Oak Long Fund, Red Oak Partners, Pinnacle Partners, Pinnacle Fund and David Sandberg is 150 E Palmetto Park Road, Suite 800, Boca Raton, FL 33432.

(d)-(e)

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

On February 6, 2018, California Cryobank Stem Cell Services LLC, a California limited liability company (“FamilyCord”) entered into an Asset Purchase Agreement with the Issuer (the “Asset Purchase Agreement”) pursuant to which FamilyCord agreed to acquire from the Issuer substantially all of the assets of the Issuer and its wholly owned subsidiaries and to assume certain liabilities of the Issuer and its wholly owned subsidiaries. The sale does not include the Issuer’s cash and certain other excluded assets and liabilities.

Concurrent with the execution of the Asset Purchase Agreement, the Funds, which beneficially own 164,073,684, 76,226,316 and 140,752,632 shares of Common Stock, respectively, or 381,052,632 shares of Common Stock in the aggregate, entered into a voting agreement (the “Voting Agreement”) with FamilyCord and the Issuer, pursuant to which the Funds agreed, among other things, to vote the shares of Common Stock beneficially owned by them (collectively, the “Covered Shares”) in favor of the asset sale under the Asset Purchase Agreement and to grant to FamilyCord an irrevocable proxy (the “Proxy”) with respect to their respective Covered Shares. Following the time that the affirmative vote necessary to approve each of the matters submitted to the Issuer’s shareholders for approval in connection with the Asset Purchase Agreement has been obtained, the Proxy will automatically terminate in accordance with the terms of the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which was filed with the United States Securities and Exchange Commission by the Issuer on February 8, 2018 as Exhibit 10.1 to Form 8-K, and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 1,272,066,146 shares of common stock outstanding at November 3, 2017, as reported by the Company on its Form 10-Q for the quarter ended September 30, 2017, filed with the United States Securities and Exchange Commission on November 13, 2017.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 381,052,632 shares of Common Stock, representing 30.0% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 164,073,684 shares of Common Stock held by the Red Oak Fund, (ii) the 140,752,632 shares of Common Stock held by Pinnacle Fund, and (iii) the 76,226,316 shares of Common Stock held by the Red Oak Long Fund.

Mr. Sandberg beneficially owns 381,052,632 shares of Common Stock, representing 30.0% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 381,052,632 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 164,073,684 shares of Common Stock, representing 12.9% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 140,752,632 shares of Common Stock, representing 11.1% of all the outstanding shares of Common Stock.  Red Oak Long Fund may be deemed to beneficially own 76,226,316 shares of Common Stock, representing 6.0% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 164,073,684 shares of Common Stock held by the Red Oak Fund, (ii) the 140,752,632 shares of Common Stock held by Pinnacle Fund, and (iii) the 76,226,316 shares of Common Stock held by the Red Oak Long Fund.  See details regarding Voting Agreement under Item 4 in this Amendment No. 1.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The relationships between Mr. Sandberg, Red Oak Partners and the Funds are described above under Item 2.  See details regarding Voting Agreement under Item 4 in this Amendment No. 1.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2017

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE CAPITAL PARTNERS, LLC

By:

RED OAK PARTNERS, LLC,

its managing member

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE OPPORTUNITIES FUND, LP

By:

PINNACLE CAPITAL PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

Footnotes

1